Dividend Capital Trust Inc.

                               Sticker Supplement

                            Summary of the Supplement
                            -------------------------

     This Supplement No. 1, dated March 31, 2003, to our prospectus dated December 16, 2002 (the "Prospectus"), updates information in the "Management," "Conflicts of Interest," "Investment Objectives and Criteria," "Description of Securities--Dividends," "Description of Securities--Dividend Reinvestment Plan," "Partnership Agreement," and "Appendix C" sections of our Prospectus. Any word that is capitalized in this Supplement No. 1 but not defined has the same meaning as in the Prospectus.

Management
----------

     On March 31, 2003, the Company's board of directors accepted the resignation of John Blumberg as a director of the Company and as a member of the Audit Committee and the resignation of Michael Dana as a director of the Company and as a member of the Compensation Committee. Also on March 31, 2003, Thomas G. Wattles was appointed as a director of the Company and as the Chairman of the board of directors; and Lars O. Soderberg was appointed as a member of the Compensation Committee.

Conflicts of Interest
---------------------

     This section has been updated to reflect the appointment of Thomas G. Wattles as a director of the Company and as the Chairman of the board of directors. Additionally, Mr. Wattles is a manager of the Advisor and the Property Manager and holds an interest in the Dealer Manager.

Investment Objectives and Criteria
----------------------------------

     This section provides information on the Partnership's private placement ("Private Placement") of up to $500,000,000 of limited partnership interest units ("DCX Units").

Description of Securities--Dividends
------------------------------------

     This section provides information regarding the Company's dividend policy.

Description of Securities--Dividend Reinvestment Plan
-----------------------------------------------------

     This section provides information on the ability of limited partners of the Partnership to reinvest distributions on their Partnership limited partnership units in shares of common stock of the Company.

Partnership Agreement-Redemption Rights
---------------------------------------

     This section provides information on amendments to the Partnership
Agreement.

Appendix C
----------

     This Dividend Reinvestment Plan, which has been renamed the "Distribution Reinvestment Plan", has been amended to permit limited partners of the Partnership to reinvest distributions on their DCX Units in shares of common stock of the Company.

                                Supplement No. 1
                                ----------------

                              Dated March 31, 2003
                              --------------------

                    To The Prospectus Dated December 16, 2003
                    -----------------------------------------

                         Of Dividend Capital Trust Inc.
                         ------------------------------

     This Supplement No. 1, dated March 31, 2003, to the Prospectus updates information in the "Management," "Conflicts of Interest," "Investment Objectives and Criteria," "Description of Securities-Dividend Reinvestment Plan," "Partnership Agreement," and "Appendix C" sections of our Prospectus. Any word that is capitalized in this Supplement No. 1 but not defined has the same meaning as in the Prospectus.

Management
----------

Committees of the Board of Directors

     Our entire board of directors considers all major decisions concerning our business, including all property acquisitions. However, our board has established an Audit Committee and a Compensation Committee so that issues arising in these areas can be addressed in more depth than may be possible at a full board meeting.

     Audit Committee

     The Audit Committee will meet on a regular basis, at least annually, and throughout the year as necessary. The Audit Committee's primary function is to assist the board of directors in fulfilling its oversight responsibilities in accordance with the Company's Audit Committee Charter by reviewing the financial information to be provided to shareholders and others, the system of internal controls which management has established, and the audit and financial reporting process. The Audit Committee is comprised of three directors, two of whom shall be independent directors. The Audit Committee is currently comprised of Tripp H. Hardin, John C. O'Keeffe and Thomas G. Wattles.

     Compensation Committee

     Our board of directors has established a Compensation Committee to administer the Employee Option Plan, as described below. The Compensation Committee will be comprised of three directors, two of whom shall be independent directors. The primary function of the Compensation Committee is to administer the granting of stock options to selected employees of the Advisor and the Property Manager based upon recommendations from the Advisor, and to set the terms and conditions of such options in accordance with the Employee Option Plan. The Compensation Committee is currently comprised of Robert F. Masten, James R. Mulvihill, and Lars O. Soderberg.

Directors and Executive Officers

     The directors and executive officers of the Company, their ages and their positions and offices are as follows:

               Name                     Age                             Position
               ----                     ---                             --------
     Thomas G. Wattles                   51                       Chairman and Director
     Evan H. Zucker                      37         Chief Executive Officer, President, Secretary and
                                                                        Director
     James R. Mulvihill                  38               Chief Financial Officer and Director
     Tripp H. Hardin                     41                             Director
     Robert F. Masten                    53                             Director
     John C. O'Keeffe                    43                             Director
     Lars O. Soderberg                   43                             Director


     Thomas G. Wattles, age 51, is a director and Chairman of Dividend Capital Trust and is a manager and Chief Investment Officer of Dividend Capital Advisors and a manager of Dividend Capital Property Management. Mr. Wattles is a principal of Black Creek Capital, LLC which he joined in February 2003. From November 1993 to March 1997, Mr. Wattles served as Co-Chairman and Chief Investment Officer of ProLogis Trust (NYSE: PLD), and served as Chairman between March 1997 and May 1998. ProLogis is a publicly-held industrial REIT, with total assets of approximately $5.9 billion as of December 31, 2002, and operations in North America, Europe and Japan. Mr. Wattles was a Managing Director of Security Capital Group Incorporated ("Security Capital Group") and was with Security Capital Group in various capacities including Chief Investment Officer from January 1991 to December 2002. Mr. Wattles is a director of Regency Centers and chairs the Investment Committee. Mr. Wattles holds a Bachelor's degree and an MBA degree from Stanford University.

     Evan H. Zucker, age 37, is the President, Secretary and a director of Dividend Capital Trust Inc. Mr. Zucker is also a manager of both Dividend Capital Advisors, and Dividend Capital Property Management. Mr. Zucker is a principal of Black Creek Capital, LLC, a Denver-based real estate investment firm which he co-founded in 1993. He is also a managing partner of CapEx, LP, a $60 million private equity fund co-founded by the principals of Black Creek Capital in 1999. Mr. Zucker has been active in real estate acquisition, development and redevelopment activities since 1989 and with Mr. Mulvihill and Mr. Blumberg has directed the acquisition, development, redevelopment, financing and sale of approximately 75 real estate projects with an aggregate value in excess of approximately $503 million. In 1993 Mr. Zucker co-founded American Real Estate Investment Corp. (now known as Keystone Property Trust, NYSE: KTR), which is currently an industrial, office and logistics REIT traded on the New York Stock Exchange with total assets of approximately $820 million as of June 30, 2002. Mr. Zucker served as the President and as a director of American Real Estate Investment Corp. from 1993 through 1997 and as a director of Keystone Property Trust from 1997 through 1999. Mr. Zucker graduated from Stanford University with a Bachelor's degree in Economics.

     James R. Mulvihill, age 38, is the Treasurer, Chief Financial Officer and a director of Dividend Capital Trust. Mr. Mulvihill is also a manager of both Dividend Capital Advisors and Dividend Capital Property Management. Mr. Mulvihill is a principal of Black Creek Capital, LLC, a Denver-based real estate investment firm which he co-founded in 1993. He is also a co-founder and Chairman of the Board of Corporate Properties of the Americas ("CPA"). CPA, a joint venture between an affiliate of Black Creek Capital and Equity International Properties (a Sam Zell controlled investment company), is a fully-integrated industrial real estate company that acquires, develops and manages industrial properties throughout Mexico. To date, CPA has developed and or acquired over 2 million square feet of industrial buildings and developed two industrial parks totaling 445 acres. Mr. Mulvihill has been active in real estate acquisition, development and redevelopment activities since 1992 and with Mr. Zucker and other affiliates has directed the acquisition, development, redevelopment, financing and sale of approximately 75 real estate projects with an aggregate value in excess of approximately $503 million. In 1993 Mr. Mulvihill co-founded American Real Estate Investment Corp. (now known as Keystone Property Trust, NYSE: KTR) which is currently an industrial, office and logistics REIT traded on the New York Stock Exchange with total assets of approximately $820 million as of June 30, 2002. Mr. Mulvihill served as its Chairman and as a director from 1993 through 1997 and as a director of Keystone Property Trust from 1997 through 2001. Prior to co-founding Black Creek Capital, Mr. Mulvihill served as Vice President of the Real Estate Banking and Investment Banking Groups of Manufacturer's Hanover and subsequently Chemical Bank, where his responsibilities included real estate syndication efforts, structured debt underwritings and leveraged buyout real estate financings. Mr. Mulvihill holds a Bachelor's degree from Stanford University in Political Science.

Independent Directors

     Tripp H. Hardin, age 41, is an independent director of Dividend Capital Trust. Mr. Hardin is a Vice President of Grubb & Ellis, and he has been active in real estate activities since 1984, focusing primarily on the sale and leasing of industrial, office and commercial properties. He has also been active in real estate investment and build-to-suit transactions. Mr. Hardin graduated from Stanford University with a Bachelor of Science Degree.

     Robert F. Masten, age 53, is an independent director of Dividend Capital Trust. Mr. Masten has been active in commercial real estate transactions and title insurance matters since 1972. Since 1993 he has been a Senior Vice President of North American Title Company, Denver, Colorado, where he has provided title insurance for commercial real estate transactions. Prior to joining North American Title Company he was with Land Title Guaranty Company for 16 years. Before joining Land Title, Mr. Masten leased, managed and sold properties for 33 different syndicates for which Perry & Butler was the general partner. Mr. Masten graduated from the University of Colorado with a Doctorate Degree in Arts and Sciences.

     John C. O'Keeffe, age 43, is an independent director of Dividend Capital Trust. Mr. O'Keeffe has been active in real estate construction activities since 1987. Since 1987 he has served as a project manager for Wm. Blanchard Co., Springfield, New Jersey, where he has been responsible for the construction of large healthcare projects. Mr. O'Keeffe graduated from Denison University with a Bachelor's Degree in English Literature.

     Lars O. Soderberg, age 43, is an independent director of Dividend Capital Trust. Mr. Soderberg has been employed by Janus Funds since 1995. He is currently a Vice President and Managing Director of Janus Institutional Services, where he is responsible for the development, marketing and distributions of Janus' investment products to the institutional market place. Prior to joining Janus, Mr. Soderberg was employed by Fidelity Investments for approximately 14 years. He is Treasurer and a member of the Board of Directors of the National Defined Contribution Council and a member of the Association of Investment Management Sales Executives. Mr. Soderberg graduated from the Denison University with a Bachelor of Arts Degree in History.

      On March 31, 2003, the Company's board of directors accepted the resignation of John Blumberg as a director of the Company and as a member of the Audit Committee and the resignation of Michael Dana as a director of the Company and as a member of the Compensation Committee. Also on March 31, 2003, Thomas G. Wattles was appointed as a director of the Company and as the Chairman of the board of directors.

The Advisor

     Certain of our officers and directors also actively participate in management of the Advisor. The Advisor has certain contractual responsibilities to Dividend Capital Trust and its shareholders pursuant to the Advisory Agreement. The Advisor is managed by:

     John A. Blumberg

     James R. Mulvihill

     Thomas G. Wattles

     Evan H. Zucker

     Matthew R. Holberton

     William P. Krokowski


     John A. Blumberg, age 43, is a director of Dividend Capital Trust and is a manager of both Dividend Capital Advisors and Dividend Capital Property Management. Mr. Blumberg is a co-founder and principal of Black Creek Capital, LLC. Mr. Blumberg has been active in real estate acquisition, development and redevelopment activities since 1993 and with Mr. Zucker and Mr. Mulvihill has directed the acquisition, development, redevelopment, financing and sale of approximately 75 real estate projects with an aggregate value in excess of approximately $503 million. Prior to co-founding Black Creek Capital, Mr. Blumberg was president of JJM Investments, which owned 113 shopping center properties in Texas. During the 12 years prior to joining JJM, Mr. Blumberg served in various positions with Manufacturer's Hanover Real Estate, Inc., Chemical Bank and Chemical Real Estate, Inc., most recently as President of Chemical Real Estate, Inc. and its predecessor company, Manufacturer's Hanover Real Estate, Inc. In this capacity Mr. Blumberg oversaw real estate investment banking, merchant banking and loan syndications. Mr. Blumberg holds a Bachelor's degree from the University of North Carolina at Chapel Hill.

         James R. Mulvihill, age 38, is the Treasurer, Chief Financial Officer and a director of Dividend Capital Trust. Mr. Mulvihill is also a manager of both Dividend Capital Advisors and Dividend Capital Property Management. Mr. Mulvihill is a principal of Black Creek Capital, LLC, a Denver-based real estate investment firm which he co-founded in 1993. He is also a co-founder and Chairman of the Board of Corporate Properties of the Americas ("CPA"). CPA, a joint venture between an affiliate of Black Creek Capital and Equity International Properties (a Sam Zell controlled investment company), is a fully-integrated industrial real estate company that acquires, develops and manages industrial properties throughout Mexico. To date, CPA has developed and or acquired over 2 million square feet of industrial buildings and developed two industrial parks totaling 445 acres. Mr. Mulvihill has been active in real estate acquisition, development and redevelopment activities since 1992 and with Mr. Zucker and other affiliates has directed the acquisition, development, redevelopment, financing and sale of approximately 75 real estate projects with an aggregate value in excess of approximately $503 million. In 1993 Mr. Mulvihill co-founded American Real Estate Investment Corp. (now known as Keystone Property Trust, NYSE: KTR) which is currently an industrial, office and logistics REIT traded on the New York Stock Exchange with total assets of approximately $820 million as of June 30, 2002. Mr. Mulvihill served as its Chairman and as a director from 1993 through 1997 and as a director of Keystone Property Trust from 1997 through 2001. Prior to co-founding Black Creek Capital, Mr. Mulvihill served as Vice President of the Real Estate Banking and Investment Banking Groups of Manufacturer's Hanover and subsequently Chemical Bank, where his responsibilities included real estate syndication efforts, structured debt underwritings and leveraged buyout real estate financings. Mr. Mulvihill holds a Bachelor's degree from Stanford University in Political Science.

         Evan H. Zucker, age 37, is the President, Secretary and a director of Dividend Capital Trust Inc. Mr. Zucker is also a manager of both Dividend Capital Advisors, and Dividend Capital Property Management. Mr. Zucker is a principal of Black Creek Capital, LLC, a Denver-based real estate investment firm which he co-founded in 1993. He is also a managing partner of CapEx, LP, a $60 million private equity fund co-founded by the principals of Black Creek Capital in 1999. Mr. Zucker has been active in real estate acquisition, development and redevelopment activities since 1989 and with Mr. Mulvihill and Mr. Blumberg has directed the acquisition, development, redevelopment, financing and sale of approximately 75 real estate projects with an aggregate value in excess of approximately $503 million. In 1993 Mr. Zucker co-founded American Real Estate Investment Corp. (now known as Keystone Property Trust, NYSE: KTR), which is currently an industrial, office and logistics REIT traded on the New York Stock Exchange with total assets of approximately $820 million as of June 30, 2002. Mr. Zucker served as the President and as a director of American Real Estate Investment Corp. from 1993 through 1997 and as a director of Keystone Property Trust from 1997 through 1999. Mr. Zucker graduated from Stanford University with a Bachelor's degree in Economics.

         Thomas G. Wattles, age 51, is a director and Chairman of Dividend Capital Trust and is a manager and Chief Investment Officer of Dividend Capital Advisors and a manager of Dividend Capital Property Management. Mr. Wattles is a principal of Black Creek Capital, LLC which he joined in February 2003. From November 1993 to March 1997, Mr. Wattles served as Co-Chairman and Chief Investment Officer of ProLogis Trust (NYSE: PLD), and served as Chairman between March 1997 and May 1998. ProLogis is a publicly-held industrial REIT, with total assets of approximately $5.9 billion as of December 31, 2002, and operations in North America, Europe and Japan. Mr. Wattles was a Managing Director of Security Capital Group Incorporated ("Security Capital Group") and was with Security Capital Group in various capacities including Chief Investment Officer from January 1991 to December 2002. Mr. Wattles is a director of Regency Centers and chairs the Investment Committee. Mr. Wattles holds a Bachelor's degree and an MBA degree from Stanford University.

         Matthew R. Holberton, age 31, is the Vice President of Real Estate Finance of the Advisor and the Property Manager. Mr. Holberton has been active in investment banking, mergers and acquisitions, capital raising and structured financings for corporate clients since 1994. Prior to joining the Advisor in June 2002, Mr. Holberton served in various positions with Merrill Lynch, most recently as an investment banker in the Real Estate Investment Banking Group. Mr. Holberton also served as an investment banker in the Structured Finance Group of Merrill Lynch. Prior to joining Merrill Lynch's Structured Finance Group, Mr. Holberton was an investment banker in the Asset Finance Group of Citicorp Securities, Inc. Mr. Holberton holds a Bachelor's degree from Bucknell University and an MBA from Columbia University's Graduate School of Business.

         William P. Krokowski, age 40, serves as the Chief Operating Officer of the Advisor and the Property Manager. Mr. Krokowski has been active in real estate acquisition, development and redevelopment activities since 1984 and has directed the acquisition, development, redevelopment, financing and sale of approximately 44 office and industrial real estate projects throughout the U.S. with an aggregate value in excess of $800 million. From 1996 through August 2002, Mr. Krokowski served in various positions with CarrAmerica Realty Corp., a real estate investment trust, most recently as Managing Director where he was responsible for overseeing management of that company's Denver and Salt Lake City regional offices. Prior to joining CarrAmerica, Mr. Krokowski served in various capacities with Tishman Speyer Properties, a large international owner, developer, and property manager of commercial real estate, where most recently he was responsible for managing that company's Washington, D.C. office. Mr. Krokowski holds a Bachelor's degree from Bucknell University and an MBA from Duke University's Fuqua School of Business.

Affiliated Companies

Property Manager

     Our properties will be managed and leased initially by Dividend Capital Property Management LLC (the "Property Manager"). The Property Manager is an affiliate of the Advisor. The Property Manager is currently managed and directed by John A. Blumberg, James R. Mulvihill, Thomas G. Wattles and Evan H. Zucker. (See the "Conflicts of Interest" section of this prospectus). The backgrounds of Messrs Blumberg, Mulvihill, Wattles and Zucker are described above in the "Management-Directors and Executive Officers" section of this prospectus.

Management Decisions

     John Blumberg, James Mulvihill, Thomas Wattles and Evan Zucker will initially have the primary responsibility for the management decisions of the Advisor and its affiliates, including the selection of investment properties to be recommended to our board of directors, the negotiations for these investments, and the property management and leasing of these properties. The Advisor will attempt to invest in commercial real estate properties, consisting primarily of high-quality industrial buildings triple-net leased to creditworthy corporate tenants.

Management Compensation

     Dividend Capital Trust has not yet paid any compensation to our executive officers or the Advisor. The sections below summarize and disclose all of the compensation and fees, including reimbursement of expenses, to be paid by Dividend Capital Trust to the Advisor, the Property Manager and the Dealer Manager, each of which is controlled by Messrs. Blumberg, Mulvihill, Wattles and Zucker. The estimated maximum dollar amount of each fee assumes the sale of 25,000,000 shares to the public and the sale of 4,000,000 shares pursuant to our distribution reinvestment plan. The sections below also summarize the amounts distributable with respect to the Special Units in the Partnership that have been issued to Dividend Capital Advisors Group LLC, the parent of the Advisor.

Conflicts of Interest
---------------------

     The Property Manager will perform certain property management and leasing services with respect to the properties which we acquire and the Dealer Manager will serve as the dealer manager of this offering. The Property Manager is presently beneficially owned and controlled by Messrs. Blumberg, Mulvihill, Wattles and Zucker, each of whom is a director of Dividend Capital Trust and a manager of the Advisor. The Dealer Manager is beneficially owned by Mark Quam and Messrs. Blumberg, Mulvihill, Wattles and Zucker and is controlled by Mr. Quam. As a result, conflicts of interest may exist with respect to certain transactions between Dividend Capital Trust and the Property Manager and the

Dealer Manager. See the "Management" and "Conflicts of Interest" sections of the Prospectus for a more detailed discussion of these relationships and certain conflicts of interest.

Investment Objectives and Criteria
----------------------------------

The Partnership's Private Placement

     The Partnership has developed certain transaction structures that are designed to provide investors that own real property either directly or through a single member limited liability company or indirectly through a partnership or limited liability company with the opportunity to receive limited partnership units in the Partnership in exchange for their direct or indirect interests in such real property on a tax-deferred basis. Each of the transaction structures involves an exchange of the property then owned directly or indirectly by its direct owner for a replacement property identified by the Partnership in a like-kind exchange under section 1031 of the Internal Revenue Code.

Description of Securities--Dividends
------------------------------------

     The Company's board of directors authorized and declared a cash distribution (the "Dividend") as of each day of the period commencing on April 1, 2003 and ending June 30, 2003 (each a "Record Date"), with the amount of the Dividend payable on each Record Date to be equal to $.0017123 per common share, which is equivalent to an annual dividend rate of 6.25%. The Dividend shall be paid after June 30, 2003 on a date to be determined by the board of directors.

Description of Securities--Distribution Reinvestment Plan
---------------------------------------------------------

     Holders of DCX Units may also participate in the distribution reinvestment plan and have cash otherwise distributable to you by the Partnership invested in our shares.

Partnership Agreement- Redemption Rights
----------------------------------------

Redemption Rights

     The limited partners of the Partnership (other than the Advisor and the holder of the Special Units) generally have the right to cause the Partnership to redeem all or a portion of their limited partnership units for our common stock, or at the option of the Partnership, for cash. If the limited partnership units are redeemed for shares of our common stock, the Partnership will generally deliver one share of our common stock for each limited partnership unit redeemed. If the limited partnership units are redeemed for cash, the amount of cash to be paid will be equal to the value of an equivalent number of our shares of common stock. In connection with the exercise of these redemption rights, a limited partner must make certain representations, including that the delivery of shares of our common stock upon redemption would not result in such limited partner owning shares in excess of our ownership limits in our articles of incorporation. The Special Units will be redeemed for a specified amount of cash upon the occurrence of specified termination events under the Advisory Agreement or the listing of our shares. See "Management - Management Compensation."

     Subject to the foregoing, limited partners (other than the Advisor and the holders of the Special Units) may exercise their redemption rights at any time after one year following the date of issuance of their limited partnership units; provided, however, that a limited partner may not deliver more than two redemption notices each calendar year and may not exercise a redemption right for less than 1,000 limited partnership units, unless the limited partner holds less than 1,000 units, in which case, it must exercise its redemption right for all of its units.

Appendix C
----------

     11. "Shareholders" shall be deemed to include limited partners of Dividend Capital Operating Partnership LP (the "Partnership"), "Participants" shall be deemed to include limited partners of the Partnership that elect to participate in the Plan, and "Dividend", when used with respect to a limited partner of the Partnership, shall mean distributions on limited partnership interests held by such DCX Unit holder.